

17010588

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

Received SEC

NOV 09 2017

Washington, DC 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2017
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2017, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	2,300,000,000	2.375	99.348	7-July-2017	7-July-2027
AUD	100,000,000	4.25	109.074	14-July-2017	11-June-2026
USD	150,000,000	Floating Rate	100.118746	17-July-2017	15-July-2020
GBP	100,000,000	0.625	99.416	21-July-2017	15-Dec-2021
NZD	175,000,000	3.50	99.361613	26-July-2017	26-July-2024
IDR	1,332,000,000,000	7.875	106.25710	27-July-2017	14-Mar-2023
INR	200,000,000	4.20	100.00	27-July-2017	27-July-2021
USD	200,000,000	Floating Rate	100.051	27-July-2017	15-July-2022
USD	150,000,000	1.71	100.00	3-Aug-2017	3-Aug-2020
MXN	200,000,000	7.50	104.939	10-Aug-2017	5-Dec-2024
USD	200,000,000	Floating Rate	100.055	17-Aug-2017	15-July-2022
AUD	125,000,000	3.10	99.158	22-Aug-2017	22-Feb-2028
INR	3,000,000,000	5.50	101.33	23-Aug-2017	23-Aug-2021
USD	145,378,000	1.6726	100.00	30-Aug-2017	1-Aug-2020
USD	85,976,000	1.8107	100.00	30-Aug-2017	1-Aug-2021
IDR	30,000,000,000	5.39	100.00	12-Sep-2017	13-Sep-2021
USD	3,000,000,000	1.75	99.648	14-Sep-2017	14-Sep-2022
IDR	250,000,000,000	7.875	109.609	19-Sep-2017	14-Mar-2023
INR	300,000,000	4.70	100.00	21-Sep-2017	22-Sep-2021
AUD	45,000,000	3.10	98.400	26-Sep-2017	22-Feb-2028
USD	100,000,000	1.75	100.414	27-Sep-2017	15-Oct-2019
IDR	36,600,000,000	5.11	100.00	28-Sep-2017	27-Sep-2022
IDR	700,000,000,000	5.80	100.00	28-Sep-2017	28-Sep-2020
USD	100,000,000	Floating Rate	100.051	28-Sep-2017	15-July-2022
USD	100,000,000	2.125	101.095	28-Sep-2017	9-Nov-2020

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
BRL	520,900,000	7.10	28-July-2016	26-July-2019	66,000,000	21-Aug-2017

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2017

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS 1

INTRODUCTION 3

FINANCIAL STATEMENT REPORTING 3

ACCOUNTING DEVELOPMENTS 4

FINANCIAL HIGHLIGHTS 6
- Lending operations 7
- Borrowing operations 7
- Capitalization 7
- Financial results 7

CAPITAL ADEQUACY 8

CONDENSED BALANCE SHEET 8
- Loan Portfolio 8
- Investment Portfolio 9
- Borrowing Portfolio 9
- Equity 9
- Transfers to the IDB Grant Facility 10

RESULTS OF OPERATIONS 10
- Core Operating Income (Non-GAAP Measure) 11

COMMITMENTS 12
- Guarantees 12
- Contractual Obligations 12

LIQUIDITY MANAGEMENT 13

COMMERCIAL CREDIT RISK 13

OTHER DEVELOPMENTS 14
- Funded Status of Pension and Postretirement Benefit Plans (Plans) 14

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED) 16

Condensed Balance Sheet 17

Condensed Statement of Income and Retained Earnings 18

Condensed Statement of Comprehensive Income 18

Condensed Statement of Cash Flows 19

Notes to the Condensed Quarterly Financial Statements 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2017

INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

As part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets, the Bank's Board of Governors unanimously approved to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017, as follows (in millions):

	January 1, 2017	
Cash	$ 287	
Investments	535	
Loans outstanding, net	4,510	
Accrued interest and others	88	
Total assets		$ 5,420
Amounts payable to maintain value of currency holdings	(224)	
Other liabilities	(36)	
Total liabilities		(260)
Total equity		$ 5,160

The transferred equity was recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Such transfer ensured the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms. Therefore, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guaranteed cost and loans at concessional spreads, both funded from the Bank's resources. Under the Agreement, the FSO continues to exist as a separate account, but with no assets or operations.

This document should be read in conjunction with the Bank's Information Statement dated March 3, 2017, which includes the Ordinary Capital financial statements for the year ended December 31, 2016. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which is defined as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[2]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees.

Supplemental guidance has been issued in the form of additional ASUs related to the revenue recognition topic. For the Bank, these ASUs are effective in 2018, including interim periods within that fiscal year. The Bank has performed analysis to identify revenues and costs within the scope of the guidance and continues to assess the impact of this ASU on its existing revenue recognition policy, including the new presentation and disclosure requirements. Based on the implementation review performed to date, the Bank does not expect the ASU to have a material impact on its financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements and it expects it will most significantly affect the presentation of changes in fair value attributable to the Bank's own credit spreads for certain financial liabilities measured at fair value.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. For the Bank, this ASU is effective in 2019, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU is effective in 2020, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

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(1) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

(2) References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit cost to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside a subtotal of income from operations, if one is presented. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, and expects its income statement presentation to change upon adoption to conform to the new requirements.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2017 and 2016, as well for the year ended December 31, 2016.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		Year ended December 31,
	2017	2016	2016
Lending Summary			
Loans and guarantees approved[(1)]	$ 5,674	$ 4,789	$ 10,803
Undisbursed portion of approved loans[(2)]	28,628	29,784	30,007
Gross loan disbursements	6,204	4,762	9,600
Net loan disbursements[(3)]	505	573	3,577
Balance Sheet Data			
Cash and investments-net[(4)], after swaps	$ 37,125	$ 36,468	$ 27,750
Loans outstanding[(5)]	87,233	79,141	81,952
Total assets	128,153	121,398	113,325
Borrowings outstanding, after swaps	91,258	88,126	82,641
Callable capital stock	164,901	164,901	164,901
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	82,429	82,429	82,430
Equity	32,126	26,455	26,460
Income Statements Data			
Operating Income[(6)]	$ 821	$ 814	$ 1,027
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(388)	61	(179)
Net income	433	875	848
Ratios			
Net borrowings[(7)] as a percentage of callable capital stock subscribed by United States, Canada, Japan and the other non-regional members	66.5%	64.2%	67.4%
Total Equity[(8)] to loans[(9)] ratio	36.2%	33.1%	32.0%
Cash and investments as a percentage of borrowings outstanding, after swaps	40.7%	41.4%	33.6%
Cost to income ratio[(10)]	34.0%	30.7%	33.1%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program and non-sovereign-guaranteed loan participations. Concessional loans totaling $111 million are included in 2017.
(2) As of September 30, 2017, the undisbursed portion of approved loans includes $21,234 million (2016 - $23,188 million) and $20,535 million as of December 31, 2016, related to signed loans. In 2017, the undisbursed portion of concessional signed loans amounted $688 million.
(3) Includes gross loan disbursements less principal repayments, and includes $16 million related to concessional loans in 2017.
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(5) Excludes lending swaps in a net asset position of $21 million as of September 30, 2017 (2016 - $177 million net liability position) and $336 million in a net asset position as of December 31, 2016.
(6) See page 10 for a full discussion of Operating Income under Results of Operations.
(7) Borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).
(8) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances.
(9) Includes loans outstanding and guarantee exposure.
(10) Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, excluding Investment - net gains (losses) and net of Borrowing expenses.

Lending operations

During the first nine months of 2017, the Bank approved 89 loans totaling $5,635 million, compared to 74 loans that totaled $4,789 million during the same period in 2016. Of the 2017 approvals, five loans totaling $111 million were concessional loans. The Bank also issued 76 trade-related guarantees for $121 million in the first nine months of 2017 (2016 – 32 guarantees for $48 million). No guarantees with sovereign counter-guarantee were approved during the first nine months of 2017 and 2016.

The portfolio of non-sovereign-guaranteed (NSG) loans, including loans to other multilateral development institutions, increased slightly to $6,090 million compared to $5,930 million at December 31, 2016. During 2017, 16 NSG loans amounting to $582 million (2016 - three for $114 million), and one NSG guarantee amounting to $39 million (2016 – none) were originated by the Inter-American Investment Corporation (IIC) and co-financed by the Bank. The non-sovereign guarantee exposure increased $97 million to $267 million compared to $170 million at December 31, 2016. As of September 30, 2017, 7.3% of the outstanding loans and guarantees exposure was NSG, compared to 7.4% at December 31, 2016.

Total allowances for loan and guarantee losses amounted to $572 million at September 30, 2017 compared to $535 million at December 31, 2016. The Bank had non-sovereign-guaranteed loans with outstanding balances of $499 million classified as impaired at September 30, 2017 compared to $494 million at December 31, 2016. Impaired loans have specific allowances for loan losses amounting to $357 million at September 30, 2017, compared to $334 million at December 31, 2016.

For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.85% and 0.50%, respectively, and no supervision and inspection fee. For 2016, the Board of Executive Directors maintained charges for sovereign-guaranteed financing comprised of a lending spread of 1.15% and a credit commission of 0.50%.

The concessional funded portions of blended loans are bullet loans with 40 year maturities, and with an interest rate of 0.25%.

Borrowing operations

During the first nine months of the year, the Bank issued bonds for a total face amount of $17,323 million (2016 – $14,945 million) that generated proceeds of $17,311 million (2016 – $14,931 million), representing increases of $2,378 million and $2,380 million, respectively, compared to the same period last year. The average life of new issues was 5.2 years for both 2017 and 2016.

During 2017, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization

On January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank, which resulted in approximately $5,420 million of additional assets, $260 million of additional liabilities, and approximately $5,160 million of additional equity for the Bank, recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

The Total Equity-to-Loans Ratio (TELR) at September 30, 2017 was 36.2% compared to 32.0% at the end of last year (See **Table 1**).

Financial results

Operating income during the first nine months of 2017 was $821 million, compared to $814 million for the same period last year, an increase of $7 million. This increase was mainly due to a decrease in the provision for loan and guarantee losses of $107 million, which was partially offset by higher net non-interest expense of $46 million, as well as lower net investment gains of $35 million (See **Table 2**).

During the nine months ended September 30, 2017, the trading investments portfolio experienced net mark-to-market gains of $27 million, compared to $62 million during the nine months ended September 30, 2016. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and

losses, added income of $32 million during the first nine months of 2017 compared to $36 million during the same period in 2016.

The provision for loan and guarantee losses was $46 million compared to $153 million in the first nine months of 2016. In 2017, the provision for loan losses was mainly due to the worsening of the conditions of previously impaired loans, partially offset by the collection of a loan previously classified as impaired. The worsening of the conditions of certain loans during 2017 was not as significant when compared with loans for the same period in 2016.

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $388 million for the nine months ended September 30, 2017, compared to $61 million gains for the same period in 2016. Net fair value adjustments mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates. See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios and foreign currency transactions.

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and includes the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Loan Portfolio

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity(3). During the seven-year period that started on January 1, 2016, NSG activities are being originated by the IIC and largely cofinanced by the Bank and the IIC.

(3) As of June 30, 2017, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,732 million, or 5.5% of the Bank's Total Equity.

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2017 and December 31, 2016, 93% was sovereign-guaranteed. At September 30, 2017, the total volume of outstanding loans was $87,233 million, of which 5% or $4,557 million was under concessional terms, compared with $81,952 million as of December 31, 2016. The increase in the loan portfolio was mostly due to the loans transferred from the FSO ($4,510 million), a higher level of disbursements ($6,204 million) than loan collections ($5,699 million), and positive currency transaction adjustments ($274 million).

As of September 30, 2017, 7.3% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 7.4% at December 31, 2016. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $6,090 million, compared to $5,930 million at December 31, 2016.

Investment Portfolio

The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy. Net investment levels, after swaps, increased $8,901 million during the nine months of 2017, mainly resulting from net cash inflows from borrowings ($8,193 million), net cash inflows from operating activities ($673 million), and collections of receivable from members ($26 million), partially offset by net disbursements from loans ($505 million). In addition, investments amounting to $535 million were transferred from the FSO.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $8,617 million compared with December 31, 2016, primarily due to a higher amount of new borrowings than maturities ($8,193 million), and an increase in the fair value of borrowings and related swaps ($291 million).

Equity

Equity at September 30, 2017 was $32,126 million, an increase of $5,666 million from December 31, 2016, mainly reflecting net income of $433 million, additional paid-in capital from the FSO transfer of $5,812 million, the collection of receivable from members of $26 million, partially offset by receivable from members and contribution quotas receivable transferred from FSO of $642 million and $10 million, respectively.

Table 1 presents the composition of the TELR as of September 30, 2017 and December 31, 2016. The TELR increased from 32.0% to 36.2% mainly resulting from a greater (proportional) increase in Total Equity, mostly due to the FSO net asset transfer, than the increase in loans and guarantee exposure.

TABLE 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2017	December 31, 2016
Equity		
Paid-in capital stock(2)	$ 11,851	$ 6,039
Capital subscriptions receivable(2)	(9)	(24)
	11,842	6,015
Less: Receivable from members(2)	809	215
Retained earnings:		
General reserve(1)	18,528	18,095
Special reserve(1)	2,565	2,565
	32,126	26,460
Minus:		
Borrowing countries' local currency cash balances(2)	455	192
Total Equity	$ 31,671	$ 26,268
Loans outstanding and guarantee exposure(2)	$ 87,563	$ 82,182
Total Equity-to-Loans Ratio	**36.2%**	**32.0%**

(1) Includes Accumulated other comprehensive income.
(2) Includes additional paid-in capital stock of $5,812 million, receivable from members of $642 million, capital subscriptions receivable of $10 million, borrowing countries' local currency cash balances of $285 million, and loans outstanding of $4,510 million related to the transfer of net assets from FSO.

Transfers to the IDB Grant Facility

During 2011 – 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year or a total of $1,000 million. In 2016, the Bank changed the funding mechanism for the GRF in order to achieve financial efficiencies in the allocation of income, consistent with G-20 recommendations to Multilateral Development Banks. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In April 2017, at its Annual Meeting in Asunción, Paraguay, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved a report reflecting the fund balance of the GRF, and the disbursement needs of the Bank's operations in Haiti. Such report did not propose additional transfers of the Bank's income to the GRF during 2017.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2017, Operating Income was $821 million compared to $814 million for the same period last year, an increase of $7 million. This increase was mainly due to a decrease in the provision for loan and guarantee losses, which was offset by higher net non-interest expense, as well as lower net investment gains.

The Bank had net interest income of $1,285 million during the first nine months of 2,017 compared to $1,294 million for the same period last year, mostly due to the recognition of realized gains of approximately $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO, an additional $46 million of interest income from concessional loans, and a larger loan portfolio, offset by a decrease in loan charges and higher borrowing expenses due to increases in interest rates.

Net mark-to-market investment gains amounted to $27 million mainly due to the widening of swap spreads and the tightening of credit spreads ($62 million for the same period in 2016).

Net non-interest expense increased $46 million mainly due to no longer allocating 3% of certain administrative expenses to the FSO, and an increase of special programs.

The provision for loans and guarantee losses was $46 million compared to $153 million in the first nine months of 2016. In 2017, the provision for loan losses was mainly due to the worsening of the conditions of previously impaired loans, partially offset by the collection of a loan previously classified as impaired. The worsening of the conditions of certain loans during 2017 were not as significant when compared with loans for the same period in 2016.

TABLE 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
	2017	2016	2017 vs 2016
Loan interest income(1)	$ 1,779	$ 1,634	$ 145
Investment interest income(1)	349	204	145
Other interest income	10	18	(8)
	2,138	1,856	282
Less:			
Borrowing expenses(1)(2)	853	562	291
Net interest income	1,285	1,294	(9)
Other loan income	88	98	(10)
Net investment gains	27	62	(35)
Other expenses:			
Provision for loan and guarantee losses	46	153	(107)
Net non-interest expense	533	487	46
Total	579	640	(61)
Operating Income	$ 821	$ 814	$ 7

(1) Amounts on an after swap basis.
(2) In January 2017, the Bank realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO. Excluding these gains, borrowing expenses and net interest income would have been $934 million and $1,204 million, respectively.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2017 and 2016, and the year ended December 31, 2016 are shown in **Table 3.**

TABLE 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2017		Nine months ended September 30, 2016		Year ended December 31, 2016	
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans(1)(5)	$ 86,939	2.74	$ 79,416	2.75	$ 79,831	2.80
Liquid investments(2)(3)(5)	33,843	1.44	34,983	0.99	34,205	0.92
Total earning assets	$ 120,782	2.38	$ 114,399	2.21	$ 114,036	2.24
Borrowings	$ 87,992	1.30 (6)	$ 87,302	0.86	$ 86,617	0.92
Net interest margin(4)		1.42 (6)		1.51		1.53

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents annualized net interest income as a percent of average earnings assets.
(5) Includes impact of loans and investments transferred from the FSO in 2017.
(6) In January 2017, the Bank realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO. Excluding these gains, the cost of borrowings and the net interest margin would have been 1.42% and 1.33%, respectively.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market

gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and guarantee losses. **Table 4** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2017, core operating income changes have been mostly related to the decrease in the lending charges and higher borrowing expenses due to increases in interest rates.

TABLE 4: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
Core Operating Income (Non-GAAP Measure)	**2017**	**2016**	**2017 vs 2016**
Operating Income (Reported)	$ 821	$ 814	$ 7
Less:			
Net investment gains (losses)	27	62	(35)
Non-recurring gains related to financial derivatives operations	81	-	81
Add:			
Provision for loan and guarantee losses	46	153	(107)
Core operating income	$ 759	$ 905	$ (146)

COMMITMENTS

Guarantees

The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2017, there was one NSG non-trade-related guarantee approved for $39 million (2016 – none). During 2017 and 2016 there were no approvals of guarantees with sovereign counter-guarantee. In addition, 76 trade-related guarantees were issued for an amount of $121 million (2016 – 32 guarantees for $48 million).

Contractual Obligations

The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2017, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.80 years with contractual maturity dates through 2044[(4)]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($21,234 million at September 30, 2017), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

(4) The maturity structure of medium- and long-term borrowings outstanding at the end of 2016 is presented in Schedule I-4 to the December 31, 2016 financial statements.

LIQUIDITY MANAGEMENT

Table 5 shows a breakdown of the trading investments portfolio and related swaps at September 30, 2017 and December 31, 2016, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains (losses) on securities held at the end of the respective period.

TABLE 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	September 30, 2017		December 31, 2016	
Security Class	Fair Value [(1)]	Unrealized Gains (Losses)	Fair Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 5,090	$ (3)	$ 2,037	$ (12)
U.S. Government-sponsored enterprises	461	5	462	(3)
Obligations of non-U.S. governments	7,712	(3)	5,900	(2)
Obligations of non-U.S. agencies	10,102	12	8,319	(15)
Obligations of non-U.S. sub-sovereigns	2,257	1	1,440	(1)
Obligations of supranationals	2,411	(1)	1,683	-
Bank obligations	7,446	2	6,881	4
Corporate securities	1,367	1	490	(3)
Mortgage-backed securities	157	4	171	3
Asset-backed securities	30	1	34	(2)
Total trading investments	37,033	19	27,417	(31)
Currency and interest rate swaps - investments-trading	(347)	12	90	43
Total	$ 36,686	$ 31	$ 27,507	$ 12

(1) Includes accrued interest of $143 million (2016 - $125 million) for trading investments and $(82) million (2016 - $(83) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 6 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2017, the credit exposure amounted to $37,099 million, compared to $27,480 million as of December 31, 2016. The credit quality of the portfolios continues to be high, as 81.5% of the counterparties are rated AAA and AA, 10.6% carry the highest short-term ratings (A1+), 6.9% are rated A, and 1% are rated BBB or below, compared to 78.6%, 9.5%, 10.9% and 1%, respectively, at December 31, 2016.

As of September 30, 2017, the Bank's total current credit exposure in Europe was $18,061 million ($13,299 million at December 31, 2016). There was no direct exposure to Eurozone countries rated BBB or lower as of September 30, 2017 or December 31, 2016. In these countries, the Bank had $137 million ($145 million at December 31, 2016) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns, and no net swap exposure in 2017 or 2016. The remaining European current credit exposure of $17,924 million ($13,154 million at December 31, 2016), regardless of asset class, was in countries rated AA- or higher.

TABLE 6: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)
(Amounts expressed in millions of United States dollars)

	September 30, 2017						
	Investments					Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 2,967	$ -	$ 963	$ -	$ -	$ 3,930	10.6
AAA	10,683	773	134	4	-	11,594	31.2
AA	12,644	5,600	270	70	64	18,648	50.3
A	1,421	1,073	-	64	2	2,560	6.9
BBB	133	-	-	18	-	151	0.4
BB	185	-	-	17	-	202	0.5
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below(2)	-	-	-	14	-	14	0.1
Total	$ 28,033	$ 7,446	$ 1,367	$ 187	$ 66	$ 37,099	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.

	December 31, 2016						
	Investments					Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 2,493	$ -	$ 110	$ -	$ -	$ 2,603	9.5
AAA	8,577	750	134	10	-	9,471	34.5
AA	7,017	4,759	246	74	49	12,145	44.1
A	1,526	1,372	-	73	14	2,985	10.9
BBB	50	-	-	17	-	67	0.2
BB	178	-	-	17	-	195	0.7
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below(2)	-	-	-	14	-	14	0.1
Total	$ 19,841	$ 6,881	$ 490	$ 205	$ 63	$ 27,480	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.

OTHER DEVELOPMENTS

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets affects the funded status of the Plans. As of September 30, 2017, increases in assets due to strong positive returns in all major component asset classes, and excess returns of investment strategies, were partially offset by increases in pension liabilities due to decreases in discount rates. Accordingly, as of September 30, 2017, the Plans' assets represent approximately 102% of their benefit obligations,

compared to a 94% funded ratio as of December 31, 2016. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are re-measured, as required by U.S. GAAP

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	September 30, 2017 (Unaudited)		December 31, 2016 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note Q	$ 902		$ 599	
Investments - Trading - Notes C, H and Q	36,890	$ 37,792	27,292	$ 27,891
Loans outstanding - Notes D, E and Q	87,233		81,952	
Allowance for loan losses	(565)	86,668	(532)	81,420
Accrued interest and other charges		852		852
Currency and interest rate swaps - Notes G, H, I and Q				
Investments - Trading	84		259	
Loans	591		855	
Borrowings	994		918	
Other	13	1,682	22	2,054
Receivable for investment securities sold		32		-
Other assets - Note D		1,127		1,108
Total assets		$ 128,153		$ 113,325
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and Q				
Short-term	$ 1,065		$ 540	
Medium- and long-term:				
Measured at fair value	55,676		51,149	
Measured at amortized cost	33,533	$ 90,274	28,637	$ 80,326
Currency and interest rate swaps - Notes G, H, I and Q				
Investments - Trading	349		86	
Loans	570		519	
Borrowings	1,978		3,233	
Other	5	2,902	5	3,843
Payable for investment securities purchased		328		37
Payable for cash collateral received		106		277
Due to IDB Grant Facility - Note J		424		447
Accrued interest on borrowings		503		501
Liabilities under retirement benefit plans - Note M		338		361
Undisbursed special programs		193		220
Other liabilities - Note D		959		853
Total liabilities		96,027		86,865
Equity				
Capital stock - Note K				
Subscribed 14,170,108 shares (2016 - 14,170,108 shares)	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,812		-	
	11,851		6,039	
Capital subscriptions receivable	(9)		(24)	
Receivable from members - Note L	(809)		(215)	
Retained earnings	20,488		20,055	
Accumulated other comprehensive income	605	32,126	605	26,460
Total liabilities and equity		$ 128,153		$ 113,325

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Note D and G	$ 650	$ 594	$ 1,867	$ 1,732
Investments - Notes C and G				
Interest	134	79	349	204
Net gains	3	23	27	62
Other interest income - Notes G and I	3	5	10	18
Other	8	5	23	20
Total income	798	706	2,276	2,036
Expenses				
Borrowing expenses, after swaps - Note F, G and H	351	204	853	562
Provision for loan and guarantee losses - Note E	30	4	46	153
Administrative expenses	180	157	510	468
Special programs	22	21	46	39
Total expenses	583	386	1,455	1,222
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers	215	320	821	814
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, G and I	(86)	(229)	(388)	61
Board of Governors approved transfers - Note J	-	-	-	-
Net income	129	91	433	875
Retained earnings, beginning of period	20,359	19,991	20,055	19,207
Retained earnings, end of period	$ 20,488	$ 20,082	$ 20,488	$ 20,082

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)	
Net income	$ 129	$ 91	$ 433	$ 875
Other comprehensive loss				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note M	-	(2)	-	(6)
Total other comprehensive loss	-	(2)	-	(6)
Comprehensive income	$ 129	$ 89	$ 433	$ 869

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Nine months ended September 30, 2017 (Unaudited)	Nine months ended September 30, 2016 (Unaudited)
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	$ **(6,204)**	$ (4,762)
Loan collections	5,699	4,189
Net cash used in lending activities	**(505)**	(573)
Purchase of property, net	**(32)**	(31)
Miscellaneous assets and liabilities, net	**(33)**	(43)
Net cash used in lending and investing activities	**(570)**	(647)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**17,311**	14,931
Repayments	**(9,644)**	(7,304)
Short-term borrowings, net	**526**	202
Cash collateral (returned) received	**(171)**	171
Collections of capital subscriptions	**24**	272
Collections of receivable from members	**2**	15
Cash transferred from the FSO	**287**	-
Net cash provided by financing activities	**8,335**	8,287
Cash flows from operating activities		
Gross purchases of trading investments	(45,088)	(41,869)
Gross proceeds from sale or maturity of trading investments	36,925	33,514
Loan income collections, after swaps	1,782	1,826
Interest and other costs of borrowings, after swaps	(689)	(418)
Income from investments	203	125
Other interest income	10	19
Other income	24	12
Administrative expenses	(526)	(532)
Transfers to the IDB Grant Facility	**(58)**	(62)
Special programs	**(73)**	(74)
Net cash used in operating activities	(7,490)	(7,459)
Effect of exchange rate fluctuations on Cash	28	(12)
Net increase in Cash	303	169
Cash, beginning of period	599	641
Cash, end of period	$ 902	$ 810

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2016 financial statements and notes therein included in the Bank's Information Statement dated March 3, 2017. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

As part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets, the Bank's Board of Governors unanimously approved the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, as follows (in millions):

	January 1, 2017	
Cash	$ 287	
Investments	535	
Loans outstanding, net	4,510	
Accrued interest and others	88	
Total assets		$ 5,420
Amounts payable to maintain value of currency holdings	(224)	
Other liabilities	(36)	
Total liabilities		(260)
Total equity		$ 5,160

The transferred equity was recorded as additional paid-in capital of $5,812 million, offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Such transfer ensured the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms. Starting on January 1, 2017, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources. Under the Agreement Establishing the Inter-American Development Bank, the FSO will continue to exist as a separate account, but with no assets or operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowance for loan and guarantee losses, and the valuation of the pension and postretirement benefit plan-related liabilities.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. This new guidance does not apply to financial instruments and guarantees.

Supplemental guidance has been issued in the form of additional ASUs related to the revenue recognition topic. For the Bank, these ASUs are effective in 2018, including interim periods within that fiscal year. The Bank has performed analysis to identify revenues and costs within the scope of the guidance and continues to assess the impact of this ASU on its existing revenue recognition policy, including the new presentation and disclosure requirements. Based on the implementation review performed to date, the Bank does not expect the ASU to have a material impact on its financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements and it expects it will most significantly affect the presentation of changes in fair value attributable to the Bank's own credit spreads for certain financial liabilities measured at fair value.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. For the Bank, this ASU is effective in 2019, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU is effective in 2020, including interim periods within that fiscal year. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit cost to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside a subtotal of income from operations, if one is presented. For the Bank, this ASU is effective in 2018, including interim periods within that fiscal year. The Bank is currently evaluating the new standard, and expects its income statement presentation to change upon adoption to conform to the new requirements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA- (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $31 million on trading portfolio instruments held at September 30, 2017, compared to $41 million of net unrealized gains at September 30, 2016, were included in Income from Investments - Net gains.

A summary of the trading portfolio instruments at September 30, 2017 and December 31, 2016 is shown in Note H – Fair Value Measurements.

NOTE D – LOANS AND GUARANTEES

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's lending spread.

The Bank also makes highly concessional loans, predominantly denominated in U.S. dollars, to the least developed borrowing members, their agencies or political sub-divisions.

Starting on January 1, 2017, the FSO discontinued financing new loans. Going forward, concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

Loan Charges

For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.85% and 0.50%, respectively and no supervision and inspection fee. For 2016, the Board of Executive Directors maintained charges for sovereign-guaranteed financing comprised of a lending spread of 1.15% and a credit commission of 0.50%.

The concessional funded portions of blended loans are bullet loans with 40 year maturities, and with an interest rate of 0.25%.

Guarantees

During the nine months ended September 30, 2017, there was one non-sovereign-guaranteed (NSG), non-trade-related guarantee approved for $39 million (2016 - none). No guarantees with sovereign counter-guarantee were approved during the first nine months of 2017 and 2016. As of September 30, 2017, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantee of $637 million ($598 million as of December 31, 2016), and guarantees with sovereign counter-guarantee of $63 million ($60 million as of December 31, 2016).

Under its NSG Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first nine months of 2017, the Bank issued 76 guarantees for $121 million under this program (2016 - 32 guarantees for $48 million).

Guarantees outstanding represent the maximum potential undiscounted future payments that the Bank could be required to make under its guarantees. At September 30, 2017, guarantees of $330 million ($230 million at December 31, 2016), including $89 million issued under the TFFP ($62 million at December 31, 2016), were outstanding and subject to call. Outstanding guarantees have remaining maturities ranging from 1 month to 9 years, except for trade related guarantees that have maturities of up to three years.

At September 30, 2017 and December 31, 2016, the Bank's exposure on guarantees without sovereign counter-guarantee amounted to $267 million and $170 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	September 30, 2017	December 31, 2016	S&P Rating
bbb- or higher	$ 84	$ 84	BBB- or higher
bb+	-	-	BB+
bb	5	5	BB
bb-	123	48	BB-
b+	14	12	B+
b	31	2	B
b-	-	19	B-
ccc+ to d	10	-	CCC+ to D
Total	$ 267	$ 170	

The Bank's exposure on guarantees with sovereign counter-guarantee amounted to $63 million at September 30, 2017 (two guarantees of $60 million and $3 million rated BBB+ and B-, respectively) and $60 million at December 31, 2016 (one guarantee rated BBB+).

Multilateral Development Banks (MDBs) Exposure Exchange Agreements

The Bank reduced its sovereign guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

In, 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the sovereign-guaranteed portfolio, and individual country exposures not exceeding the Bank's 10th largest sovereign-guaranteed exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2017 and December 31, 2016, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller				
			S&P Rating	
Country		Amount	As of September 30, 2017	As of December 31, 2016
Angola	$	85	B-	B
Armenia		118	BB-	BB-
Bosnia & Herzegovina		99	B	B
Egypt		720	B-	B-
Georgia		97	BB-	BB-
Indonesia		535	BBB-	BB+
Jordan		144	BB-	BB-
Macedonia		130	BB-	BB-
Montenegro		116	B+	B+
Morocco		990	BBB-	BBB-
Nigeria		95	B	B
Pakistan		276	B	B
Serbia		195	BB-	BB-
Tunisia		990	B	BB-
Turkey		311	BB	BB
Total	$	4,901		

EEA Buyer				
			S&P Rating	
Country		Amount	As of September 30, 2017	As of December 31, 2016
Argentina	$	750	B	B-
Bolivia		92	BB	BB
Brazil		820	BB	BB
Chile		66	A+	AA-
Colombia		397	BBB	BBB
Costa Rica		43	BB-	BB-
Dominican Republic		460	BB-	BB-
Ecuador		1,066	B-	B
Mexico		800	BBB+	BBB+
Panama		207	BBB	BBB
Trinidad & Tobago		200	BBB+	A-
Total	$	4,901		

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD nine-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on

a paripassu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2017 and December 31, 2016 no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $532 million and $563 million, respectively.

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 93% of the loans are sovereign-guaranteed as of September 30, 2017.

Sovereign-guaranteed loans
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts. Such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract.

The credit quality of the sovereign-guaranteed loan portfolio as of September 30, 2017 and December 31, 2016, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	September 30, 2017	December 31, 2016
AA+ to AA-	$ -	$ 583
A+ to A-	685	665
BBB+ to BBB-	30,216	28,931
BB+ to BB-	25,768	22,287
B+ to B-	20,275	21,342
CCC+ to CC	4,199	2,214
Total	$ 81,143	$ 76,022

The ratings presented above have been updated as of September 30, 2017 and December 31, 2016 , respectively.

Non-sovereign-guaranteed loans
The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions.

The Bank's internal credit risk classification system provides for a granular rating scale that maps the probability of default (PD), on a one to one basis, to that of the foreign currency S&P credit rating. Separately, the Bank uses a transaction or facility risk model (the LGD model) which considers the type of collateral, the seniority of the loan or

guarantee, jurisdiction (bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the loss given default for each individual loan or guarantee. The Bank determines also a transaction risk rating by combining the assessment of PD and LGD for a given transaction, providing transparency of the different risk factors that determine the final score of the transaction.

The credit quality of the NSG loan portfolio as of September 30, 2017 and December 31, 2016, excluding loans to other multilateral development institutions, as represented by the internal credit risk classification, is as follows (in millions):

Internal Credit Risk Classification	September 30, 2017	December 31, 2016	S&P Rating
bbb- or higher	$ 733	$ 836	BBB- or higher
bb+	354	433	BB+
bb	953	644	BB
bb-	1,058	1,137	BB-
b+	1,166	1,057	B+
b	652	678	B
b-	379	509	B-
ccc+ to d	642	515	CCC+ to D
Total	$ 5,937	$ 5,809	

In addition, as of September 30, 2017, the Bank has loans to other multilateral development institutions of $153 million (with ratings raging from AA+ to A) and $121 million at December 31, 2016 (with ratings ranging from AA to A).

Past due and Non-accrual loans

As of September 30, 2017, NSG loans 90 or more days past due amounted to $264 million ($279 million at December 31, 2016). NSG loans with outstanding balances of $499 million ($494 million at December 31, 2016) were on non-accrual status. There were no sovereign-guaranteed loans 90 days or more past due, impaired or in non-accrual status as of September 30, 2017 or December 31, 2016.

Impaired loans

The Bank's recorded investment in NSG loans classified as impaired was $499 million at September 30, 2017 ($494 million at December 31, 2016). All impaired loans have specific allowance for loan losses amounting to $357 million ($334 million at December 31, 2016).

A summary of financial information related to impaired loans affecting the results of operations for the three and the nine months ended September 30, 2017 and 2016 is as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
Average recorded investment during the period	$ 501	$ 544	$ 502	$ 504
Loan income recognized	1	2	9	9
Loan income that would have been recognized on an accrual basis during the period	7	7	21	21

Allowance for Loan and Guarantee Losses

Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees.

Non-sovereign-guaranteed portfolio: For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years. Based upon (i) the

probability of default rate for each transaction, (ii) the amount of credit exposure and (iii) the loss given default, the required level of the collective loss allowance is determined. The Bank has specific loss allowances for impaired loans, which are individually evaluated.

The changes in the allowance for loan and guarantee losses for the period ended September 30, 2017 and the year ended December 31, 2016, were as follows (in millions):

	September 30, 2017		December 31, 2016	
Balance, beginning of year	$	535	$	446
Provision for loan and guarantee losses		46		142
Write-off		(9)		(53)
Balance, end of period	$	572	$	535
Composed of:				
Allowance for loan losses	$	565	$	532
Allowance for guarantee losses [1]		7		3
Total	$	572	$	535

(1) The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the period ended September 30, 2017 and the year ended December 31, 2016, were as follows (in millions):

Sovereign-guaranteed portfolio:

Collective allowance	September 30, 2017		December 31, 2016	
Balance, beginning of year	$	2	$	5
Credit for loan and guarantee losses		-		(3)
Balance, end of period	$	2	$	2

Non-sovereign-guaranteed portfolio:

Specific allowance	September 30, 2017		December 31, 2016	
Balance, beginning of year	$	334	$	235
Provision for loan and guarantee losses		32		152
Write-off		(9)		(53)
Balance, end of period	$	357	$	334

Collective allowance	September 30, 2017		December 31, 2016	
Balance, beginning of year	$	199	$	206
Provision (credit) for loan and guarantee losses		14		(7)
Balance, end of period	$	213	$	199

During the first nine months of 2017, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year.

Troubled debt restructurings

A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it is not expected to perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired,

until its extinguishment, but it does not need to be disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the terms specified in the restructuring agreement.

During the first nine months of 2017, there were two troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $65 million, an undisbursed balance of $61 million, and a specific allowance for loan losses of $51 million. Such loan agreements were mainly modified to provide a new facility and extend the repayment date.

During 2016, there were two troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $100 million and a specific allowance for loan losses of $86 million. Such loan agreements were mainly modified to provide an additional facility to cover cost overruns, extend the repayment date and commitment periods.

During the first nine months of 2017, there was one payment default of an impaired NSG loan that was previously modified in a troubled debt restructuring. The default occurred because of a mandatory prepayment trigger event when the full outstanding amount of $94 million became due and payable. The default event did not significantly change the existing assumptions for the expected future cash flows related to the loan, thus did not have a significant effect on its specific allowance of $79 million recorded as of September 30, 2017. During 2016, there were no payment defaults on loans previously modified in a troubled debt restructuring.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and the nine months ended September 30, 2017 and 2016, as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
Borrowing expenses-Interest, after swaps	$ (364)	$ (340)	$ (1,068)	$ (1,022)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(167)	(11)	(1,204)	(1,127)
Total changes in fair value included in Net income	$ (531)	$ (351)	$ (2,272)	$ (2,149)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2017 and December 31, 2016, was as follows (in millions):

	September 30, 2017	December 31, 2016
Fair value	$ 56,029 (1)	$ 51,506 (1)
Unpaid principal outstanding	55,039	50,618
Fair value over unpaid principal outstanding	$ 990	$ 888

(1) Includes accrued interest of $353 million at September 30, 2017 and $357 million at December 31, 2016.

NOTE G – DERIVATIVES

Risk management strategy and use of derivatives

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Accounting for derivatives

All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Financial statements presentation

The Bank's derivative instruments as of September 30, 2017 and December 31, 2016, and their related gains and losses for the three and the nine months ended September 30, 2017 and 2016, are presented in the Condensed Balance Sheet and the Condensed Statement of Income and Retained Earnings as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2017[1]		December 31, 2016[1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 44	$ 341	$ 218	$ 74
	Loans	577	127	837	14
	Borrowings	673	1,489	343	2,710
	Accrued interest and other charges				
	-On swaps, net	33	17	(11)	(60)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	40	8	41	12
	Loans	14	443	18	505
	Borrowings	321	489	575	523
	Other	13	5	22	5
	Accrued interest and other charges				
	-On swaps, net	9	32	90	23
		$ 1,724	$ 2,951	$ 2,133	$ 3,806

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Currency swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (7)	$ (19)	$ (31)	$ (52)
	Net gains	41	65	136	116
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(60)	(58)	(458)	(388)
Loans	Income from loans, after swaps	(43)	(26)	(117)	(71)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(21)	105	(344)	200
Borrowings	Borrowing expenses, after swaps	113	128	336	397
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	183	134	1,075	609
Interest rate swaps					
Investments - Trading	Income from Investments:				
	Interest	(4)	(17)	(17)	(62)
	Net gains	9	48	5	(5)
Loans	Income from loans, after swaps	(37)	(53)	(122)	(173)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	32	97	58	(174)
Borrowings	Borrowing expenses, after swaps (1)	75	178	363	519
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(131)	(445)	(210)	757
Other	Other interest income	3	6	10	18
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(3)	(13)	(8)	3
		$ 150	$ 130	$ 676	$ 1,694

(1) In 2017, includes realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO.

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2017 and December 31, 2016 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the Other category are interest rate swaps used to maintain the equity duration within policy limits.

	September 30, 2017			
	Currency swaps		Interest Rate swaps	
Derivative type/Rate type	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 7,019	$ -	$ 7,975
Adjustable	6,982	74	8,100	125
Loans				
Fixed	-	1,312	3	6,923
Adjustable	3,495	1,696	6,923	3
Borrowings				
Fixed	15,806	277	54,440	349
Adjustable	1,121	17,848	3,504	57,489
Other				
Fixed	-	-	1,334	263
Adjustable	-	-	263	1,334

	December 31, 2016			
	Currency swaps		Interest Rate swaps	
Derivative type/Rate type	**Receivable**	**Payable**	**Receivable**	**Payable**
Investments				
Fixed	$ 150	$ 5,922	$ -	$ 7,325
Adjustable	6,142	-	7,325	-
Loans				
Fixed	-	1,071	12	7,615
Adjustable	3,358	1,530	7,615	12
Borrowings				
Fixed	14,279	313	50,625	348
Adjustable	1,003	17,792	4,202	54,371
Other				
Fixed	-	-	1,630	300
Adjustable	-	-	300	1,630

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2017 and December 31, 2016 are as follows (in millions):

Description	**September 30, 2017**	**December 31, 2016**
Derivatives		
Gross Amounts of Assets presented in the Balance Sheet [1]	$ 1,724	$ 2,133
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	(1,497)	(1,861)
Collateral Received [3]	(161)	(209)
Net Amount	$ 66	$ 63
Derivatives		
Gross Amounts of Liabilities presented in the Balance Sheet [2]	(2,951)	(3,805)
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	1,497	1,861
Collateral Pledged	-	-
Net Amount	$ (1,454)	$ (1,944)

(1) Includes accrued interest of $42 million and $79 million in 2017 and 2016, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2) Includes accrued interest of $49 million and $(37) million in 2017 and 2016, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(3) Includes cash collateral amounting to $106 million (2016 - $277 million).

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-

defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of collateral agreements
Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2017 is $1,454 million ($1,944 million at December 31, 2016) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $720 million at September 30, 2017 ($1,060 million at December 31, 2016).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE H – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2017 and December 31, 2016 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2017 (1)	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States and its corporations and agencies	$ 5,090	$ 4,427	$ 663	$ -
U.S. Government-sponsored enterprises	461	-	461	-
Obligations of non-U.S.governments	7,712	1,422	6,290	-
Obligations of non-U.S. agencies	10,102	-	10,102	-
Obligations of non-U.S. sub-sovereigns	2,257	-	2,257	-
Obligations of supranationals	2,411	-	2,411	-
Bank obligations (2)	7,446	-	7,446	-
Corporate securities	1,367	-	1,367	-
Mortgage-backed securities	157	-	157	-
Asset-backed securities	30	-	16	14
Total Investments - Trading	37,033	5,849	31,170	14
Currency and interest rate swaps	1,724	-	1,724	-
Total	$ 38,757	$ 5,849	$ 32,894	$ 14

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $143 million for trading investments and $42 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	Fair Value Measurements December 31, 2016 (1)	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States and its corporations and agencies	$ 2,037	$ 2,037	$ -	$ -
U.S. Government-sponsored enterprises	462	-	462	-
Obligations of non-U.S.governments	5,900	1,844	4,056	-
Obligations of non-U.S. agencies	8,319	-	8,319	-
Obligations of non-U.S. sub-sovereigns	1,440	-	1,440	-
Obligations of supranationals	1,683	-	1,683	-
Bank obligations (2)	6,881	-	6,881	-
Corporate securities	490	-	490	-
Mortgage-backed securities	171	-	171	-
Asset-backed securities	34	-	20	14
Total Investments - Trading	27,417	3,881	23,522	14
Currency and interest rate swaps	2,133	-	2,133	-
Total	$ 29,550	$ 3,881	$ 25,655	$ 14

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $125 million for trading investments and $79 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2017 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 56,029	$	$ 56,029	$ -
Currency and interest rate swaps	2,951		2,951	-
Total	$ 58,980	$ -	$ 58,980	$ -

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $353 million for borrowings and under Accrued interest and other charges of $49 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2016 [1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 51,506	$ -	$ 51,506	$ -
Currency and interest rate swaps	3,806	-	3,806	-
Total	$ 55,312	$ -	$ 55,312	$ -

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $357 million for borrowings and under Accrued interest and other charges of $(37) million for currency and interest rate swaps.

As of September 30, 2017 and December 31, 2016, the investment portfolio includes $14 million of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

There were no significant transactions associated with Level 3 financial assets and financial liabilities for the three and the nine months ended September 30, 2017 or 2016.

There were no transfers between levels during the first nine months of 2017 or 2016, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note Q – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $87,671 million as of September 30, 2017 ($83,597 million as of December 31, 2016) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. The Bank is one of the very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such, as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $34,360 million as of September 30, 2017 ($29,317 million as of December 31, 2016) was determined using the same inputs and valuation

techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

The fair value of the EEA guarantees given, which amounted to approximately $391 million as of September 30, 2017, ($560 million as of December 31, 2016) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value of the Bank's EEA guarantees given have been classified as Level 3.

As a result of a NSG loan restructuring, in 2016 the Bank received certain financial assets in lieu of repayment. Such financial assets are carried at a fair value of $0.2 million as of September 30, 2017 ($21 million as of December 31, 2016) and reported in Other assets on the Condensed Balance Sheet. The fair values of such financial assets are measured using discounted cash flow models with market yield curves and proxy option adjusted spreads, consistent with the income approach. As certain inputs are unobservable and significant to the valuation, the fair value of such financial assets is classified as Level 3. Changes in fair value are reported in Net fair value adjustments on non-trading portfolios and foreign currency transaction on the Condensed Statement of Income and Retained Earrings.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and the nine months ended September 30, 2017 and 2016 comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
Fair value adjustment - gains (losses)[1]				
Borrowings	$ (167)	$ (11)	$ (1,204)	$ (1,127)
Derivatives				
Borrowing swaps	52	(311)	865	1,366
Lending swaps	11	202	(286)	26
Equity duration swaps	(3)	(13)	(8)	3
Other assets	-	-	(20)	-
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other	21	(96)	265	(207)
	$ (86)	$ (229)	$ (388)	$ 61

(1) Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(388) million (2016 - $61 million) mostly relate to changes in the fair value of (a) borrowings at fair value due to changes in the Bank's own credit spreads, (b) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, as well as (c) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and the nine months ended September 30, 2017 and 2016, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
Currency transaction gains (losses):				
Borrowings, at fair value	$ (319)	$ (175)	$ (1,166)	$ (420)
Derivatives, at fair value:				
Borrowing swaps	297	177	1,147	435
Lending swaps	3	97	(234)	204
	(19)	99	(253)	219
Currency transaction gains (losses) related to:				
Borrowings, at amortized cost	5	(3)	(45)	(41)
Loans	12	(97)	279	(182)
Other	4	4	31	16
	21	(96)	265	(207)
Total	$ 2	$ 3	$ 12	$ 12

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

During 2011 – 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year or a total of $1,000 million. In 2016, the Bank changed the funding mechanism for the GRF in order to achieve financial efficiencies in the allocation of income, consistent with G-20 recommendations to Multilateral Development Banks. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In April 2017, at its Annual Meeting in Asunción, Paraguay, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved a report reflecting the fund balance of the GRF, and the disbursement needs of the Bank's operations in Haiti. Such report did not propose additional transfers of the Bank's income to the GRF during 2017.

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer, as part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity, offset by an increase of $642 million of Receivable from members, and $10 million of contribution quotas receivable. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

The changes in subscribed capital during the nine months ended September 30, 2017 and the year ended December 31, 2016 were as follows (in millions, except for share information):

	Subscribed Capital				
	Shares	Paid-in	Callable	Additional paid-in	Total
Balance at January 1, 2016	13,009,464	$ 5,699	$ 151,240	$ -	$ 156,939
Subscriptions during 2016	1,160,644	340	13,661	-	14,001
Balance at December 31, 2016	14,170,108	6,039	164,901	-	170,940
Additional paid-in capital (transfer from FSO)	-	-	-	5,812	5,812
Balance at September 30, 2017	14,170,108	$ 6,039	$ 164,901	$ 5,812	$ 176,752

NOTE L – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or part of a member's contribution quotas on previous replenishments. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of September 30, 2017 and December 31, 2016, is as follows (in millions):

	September 30, 2017	December 31, 2016
Regional developing members	$ 715	$ 204
Canada	40	-
Non-regional members, net	(215)	(32)
Total	$ 540	$ 172

The amounts are represented in the Balance Sheet as follows (in millions):

	September 30, 2017	December 31, 2016
Receivable from members	$ 809	$ 215
Amounts payable to maintain value of currency holdings	(269)	(43)
Total	$ 540	$ 172

During 2017, the Board of Directors authorized management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances by May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at some point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. As of September 30, 2017, one country with which the Bank has an MOV payable of $8 million has requested conversion of their currency and settlement of the payable obligation by the Bank.

NOTE M – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions
All contributions are made in cash during the fourth quarter of the year. As of September 30, 2017, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2017 was $55 million and $30 million, respectively, the same amounts disclosed in the December 31, 2016 financial statements. Contributions for 2016 were $50 million and $27 million, respectively.

Periodic benefit cost
The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and the nine months ended September 30, 2017 and 2016 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
Service cost	$ 24	$ 22	$ 71	$ 66
Interest cost	39	38	117	114
Expected return on plan assets [(1)]	(56)	(53)	(167)	(157)
Amortization of net actuarial losses	1	1	3	1
Net periodic benefit cost	$ 8	$ 8	$ 24	$ 24

(1) The expected return of plan assets is 6.25% in 2017 and 2016.

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2017	2016	2017	2016
Service cost	$ 9	$ 10	$ 28	$ 30
Interest cost	19	18	57	54
Expected return on plan assets [(1)]	(24)	(22)	(71)	(66)
Amortization of:				
Prior service credit	(2)	(3)	(8)	(8)
Net actuarial losses	1	-	5	1
Net periodic benefit cost	$ 3	$ 3	$ 11	$ 11

(1) The expected return of plan assets is 6.25% in 2017 and 2016.

NOTE N – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at September 30, 2017. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured

by total assets in which the Bank is deemed to hold significant variable interests totaled $3,464 million at September 30, 2017 and $6,016 million at December 31, 2016. The Bank's total loans and guarantees outstanding to these VIEs were $332 million and $27 million, respectively ($418 million and $28 million, respectively, at December 31, 2016). Amounts committed not yet disbursed related to such loans and guarantees amounted to $33 million ($56 million at December 31, 2016), which combined with outstanding amounts results in a total maximum Bank exposure of $392 million at September 30, 2017 ($502 million at December 31, 2016).

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $133 million ($37 million at December 31, 2016) to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $133 million ($37 million at December 31, 2016), which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE O – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,	
	2017	2016
Net income	$ 433	$ 875
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(85)	94
Income from investments	(142)	(100)
Other interest income	-	1
Other income	1	(8)
Interest and other costs of borrowings, after swaps	164	144
Administrative expenses, including depreciation	(16)	(64)
Special programs	(27)	(35)
Transfers to the IDB Grant Facility	(58)	(62)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	388	(61)
Net increase in trading investments	(8,163)	(8,355)
Net unrealized gains on trading investments	(31)	(41)
Provision for loan and guarantee losses	46	153
Net cash used in operating activities	$ (7,490)	$ (7,459)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 69	$ 31
Loans outstanding	46	24
Borrowings	60	25
Receivable from members, net	(46)	-

NOTE P – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual

operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2017 and 2016, loans made to or guaranteed by nine countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,	
	2017	2016
Argentina	$ 295	$ 327
Brazil	266	256
Mexico	397	372

NOTE Q – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note H – Fair Value Measurements:

Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Swaps
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2017 and December 31, 2016 (in millions):

	September 30, 2017(1)		December 31, 2016(1)	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 902	$ 902	$ 599	$ 599
Investments - Trading	37,033	37,033	27,417	27,417
Loans outstanding, net	87,383	87,671	82,031	83,597
Currency and interest rate swaps receivable				
Investments - Trading	69	69	222	222
Loans	566	566	836	836
Borrowings	1,075	1,075	1,052	1,052
Others	14	14	23	23
Other assets (2)	532	391	563	560
Borrowings				
Short-term	1,065	1,065	540	540
Medium- and long-term:				
Measured at fair value	56,029	56,029	51,506	51,506
Measured at amortized cost	33,683	34,360	28,781	29,317
Currency and interest rate swaps payable				
Investments - trading	416	416	132	132
Loans	616	616	566	566
Borrowings	1,914	1,914	3,103	3,103
Others	5	5	5	5
Other liabilities (2)	532	391	563	560

(1) Includes accrued interest.
(2) Amounts are related to EEA guarantees given.

NOTE R – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Bank's financial position, results of operations or cash flows.

NOTE S – RELATED PARTY TRANSACTIONS

The Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $11 million and $46 million, respectively, for the nine-month period ended September 30, 2017 (2016 - $8 million and $38 million, respectively).

NOTE T – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 9, 2017, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2017.